UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2006

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from                      to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Valley National Bank

Savings and Investment Plan

With Report of Independent Registered Public Accounting Firm

Years ended December 31, 2006 and 2005

Valley National Bank

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Valley National Bank

  Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform the audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held at End of Year for Investment Purposes as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2007

Valley National Bank

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments:
Mutual Funds at Fair Value	$54,693,705	$46,336,179
Valley Common Stock Fund at Fair Value	6,651,650	5,321,111
Employee Stock Ownership Fund
Unallocated Shares at Fair Value	—	976
Allocated Shares at Fair Value	13,609,570	10,918,874

Total Investments	74,954,925	62,577,140
Participant Loans	85,908	74,298

Total Net Assets Available for Benefits	$75,040,833	$62,651,438

See accompanying notes.

Valley National Bank

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2006

	Mutual Funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Participant Loans	Plan Total
			Unallocated	Allocated
Employer contributions, net of forfeitures	$—	$—	$—	$1,250,562	$—	$1,250,562
Employee contributions	4,397,099	569,002	—	—	—	4,966,101

Total contributions	4,397,099	569,002	—	1,250,562	—	6,216,663

Investment income:
Dividends and interest	2,229,368	193,562	—	421,751	—	2,844,681
Net investment gain	2,886,198	824,365	—	1,766,299	—	5,476,862

Net investment income	5,115,566	1,017,927	—	2,188,050	—	8,321,543

Transfer of assets from Shrewsbury State Bank Retirement Savings Plan	1,553,086	11,641	—	—	47,593	1,612,320
Transfer among funds	38,760	5,142	—	(43,902)	—	—
Loan repayments	32,233	3,061	—	—	(26,989)	8,305
Distributions	(2,779,218)	(276,234)	(976)	(704,014)	(8,994)	(3,769,436)

Net increase (decrease) in net assets available for benefits	8,357,526	1,330,539	(976)	2,690,696	11,610	12,389,395
Net assets available for benefits at beginning of year	46,336,179	5,321,111	976	10,918,874	74,298	62,651,438

Net assets available for benefits at end of year	$54,693,705	$6,651,650	$—	$13,609,570	$85,908	$75,040,833

See accompanying notes.

Valley National Bank

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2005

	Mutual funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Participant loans	Plan total
			Unallocated	Allocated
Employer contributions, net of forfeitures	$—	$—	$174,000	$1,156,173	$—	$1,330,173
Employee contributions	4,016,210	564,740	—	—	—	4,580,950

Total contributions	4,016,210	564,740	174,000	1,156,173	—	5,911,123

Investment income (loss):
Dividends and interest	1,305,256	177,537	12,566	371,969	—	1,867,328
Net investment gain (loss)	2,082,951	(453,513)	(256,062)	(938,958)	—	434,418

Net investment income (loss)	3,388,207	(275,976)	(243,496)	(566,989)	—	2,301,746

Allocation of 28,663 shares, at fair market value	—	—	(513,144)	—	—	(513,144)
Transfer of assets from Wayne Savings Bank, F.S.B. 401(k) Profit Sharing Plan	282,165	—	—	—	—	282,165
Transfer among funds	203,988	(203,988)	—	—	—	—
Loan repayments	12,235	1,389	—	—	(6,931)	6,693
Interest expense on ESOP loan	—	—	(8,055)	—	—	(8,055)
Distributions	(2,721,787)	(256,534)	—	(682,270)	—	(3,660,591)

Net increase (decrease) in net assets available for benefits	5,181,018	(170,369)	(590,695)	(93,086)	(6,931)	4,319,937
Net assets available for benefits at beginning of year	41,155,161	5,491,480	591,671	11,011,960	81,229	58,331,501

Net assets available for benefits at end of year	$46,336,179	$5,321,111	$976	$10,918,874	$74,298	$62,651,438

See accompanying notes.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

General

The accompanying financial statements of the Valley National Bank (the “Bank”) Savings and Investment Plan (the “Plan”) are prepared in accordance with accounting principles generally accepted in the United States. Certain prior period amounts have been reclassified to conform to the current presentation.

Effective January 1, 2006, each 401k participant of Shrewsbury State Bank Retirement Savings Plan, which was acquired on March 31, 2005, became a participant in the Bank’s Plan. Shrewsbury State Bank Retirement Savings Plan assets totaling $1,612,320 were transferred at fair market value to the Bank’s Plan during 2006. On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On January 3, 2005, Wayne Savings Bank, F.S.B. 401(k) Profit Sharing Plan assets totaling $282,165 were transferred at fair market value to the Bank’s Plan. Effective July 1, 2005, each 401k participant of NorCrown Bank acquired on June 3, 2005, became a participant in the Bank’s Plan. No plan assets were transferred to the Bank’s Plan from the NorCrown Bank 401k Plan.

Management of Trust Assets

Mutual funds of the Plan are managed by Fidelity Investments, Inc. (“Fidelity”). Effective June 2, 2003, Fidelity assumed the administration function as the custodian and investment manager of the Valley Common Stock Fund and the Valley common stock held in the Unallocated and Allocated Employee Stock Ownership Fund.

Costs of management services rendered on behalf of the Plan were paid by the Bank and totaled $58,537 and $43,238 for the years ended December 31, 2006 and 2005, respectively.

Investments

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net investment gain (loss) on the statement of changes in net assets available for benefits. The fair market value of these investments is based on current market quotations.

Investment transactions, with the exception of the Valley Common Stock Fund, are recorded on trade date. At December 31, 2006 and 2005, there was no effect on the financial statements related to recording transactions in the Valley Common Stock Fund on a settlement date basis. The Plan accrues interest and dividend income as earned. Realized gains or losses are calculated on a specific identification basis.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

Administrative Expenses

The Plan is not charged for administrative costs. These services are supplied by Valley National Bank without charge. In 2006 and 2005, the cost of these services which include accounting, tax, legal, audit and other administrative support are estimated to be approximately $56,100 and $52,360, respectively.

Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

2. Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and generally covers all employees of Valley National Bank and its subsidiaries provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Participants may direct contributions made by or for them to be applied to all or any investment funds in  1/2% increments from 1% to 100% of compensation as defined or such amount permissible under the Internal Revenue Code (the “Code”). The employer’s contributions are credited to participant accounts in shares of Valley National Bancorp common stock. A participant is 100% vested at all times for his/her tax deferred contributions. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees’ contributions to the Plan in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. All contributions are paid to the investment manager, Fidelity, by the Bank. Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

After a participant’s separation from service with the Bank for any reason (retirement, termination, etc.), distributions are made in accordance with the terms of the Plan.

If the Plan were terminated all participants of the Plan would automatically become 100% vested in their fund balances. Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors.

Effective January 1, 2007, the Bank prospectively amended the Plan such that all employer contributions are credited to participant accounts in cash rather than shares of Valley National Bancorp common stock.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

3. Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2006 and 2005 were $66,623 and $22,799, respectively.

Withdrawals are recorded when paid. The total amount of claimed but unpaid withdrawals at December 31, 2006 and 2005 was $130,667 and $61, respectively.

4. Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2006 and 2005:

Description	2006	2005
Fidelity cash reserve fund	$5,864,870	$5,046,859
Fidelity balanced fund	8,652,398	7,333,272
Spartan U.S. equity index fund	8,497,645	7,329,186
Fidelity growth company fund	13,171,304	11,698,673
Pimco total return fund	6,141,452	5,716,299
Valley common stock fund	6,651,650	5,321,111
Valley common stock	13,609,570	10,918,874

	$62,588,889	$53,364,274

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

6. ESOP

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne “ESOP”) was merged into the Plan. In June 1996, the Wayne ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provides for the borrowing to be repaid over ten years and was fully satisfied in 2005.

As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation. The borrowing was collateralized by the unallocated shares of the Bank’s common stock. The Bank (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

•	the accounts of employees with vested rights in allocated stock (allocated); and

•	stock not yet allocated to employees (unallocated).

All share amounts have been restated to reflect the Bank’s five percent stock dividend paid on May 25, 2007, and all prior stock dividends and splits.

7. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

Valley National Bank

Savings and Investment Plan

Schedule H, Line 4(i) – Schedule of Assets Held

for Investment Purposes at End of Year

December 31, 2006

Description	Number of Shares or Units	Cost		Fair Market Value
Fidelity Mutual Funds:
Fidelity Cash Reserves	5,864,870.340	$	*	$5,864,870
Fidelity Intermediate Bond Fund	0.004		*	—
Spartan U.S. Equity Index Fund Investor Class	169,343.273		*	8,497,645
Fidelity Worldwide Fund	116,243.239		*	2,337,652
Fidelity Growth Company Fund	188,944.261		*	13,171,304
Fidelity Growth & Income Portfolio	23,549.335		*	733,562
Managed Income Portfolio	691,758.660		*	691,759
Fidelity Advisor Equity Income Fund Class I	43,029.627		*	1,376,087
Fidelity Balanced Fund	445,311.296		*	8,652,398
Fidelity Low-Priced Stock Fund	27,212.225		*	1,184,820
Fidelity Diversified International Fund	57,562.441		*	2,126,932
Fidelity Dividend Growth Fund	14,088.673		*	446,329
Fidelity Freedom Income Fund	3,366.439		*	38,849
Fidelity Freedom 2000 Fund	822.941		*	10,254
Fidelity Freedom 2010 Fund	26,669.399		*	389,907
Fidelity Freedom 2020 Fund	24,587.480		*	381,844
Fidelity Freedom 2030 Fund	7,620.079		*	122,150
Fidelity Institutional Short-Intermediate Government Fund	12,564.674		*	119,113
Fidelity Freedom 2040 Fund	10,992.635		*	104,210
PIMCO Total Return Fund Administrative Class	591,662.006		*	6,141,452
FPA Capital Fund, Inc	11,227.611		*	465,272
American Funds Growth Fund of America Class R4	56,255.220		*	1,837,296
Valley Common Stock Fund	618,073.661		*	6,651,650
Allocated:
Valley Common Stock	539,043.705		9,525,628	13,609,570
Participant Loans
(rates range from 6.00% to 9.50%)	85,908.000		*	85,908

				$75,040,833

*	Not required for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By:	/s/ Alan D. Eskow
Alan D. Eskow
Executive Vice President and Chief Financial Officer on behalf of the Plan Administrators

Date: June 28, 2007

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm